Exhibit 99.3

Dear fellow shareholders of Fusion Fuel Green PLC:

With the company having completed its first full year of existence, I think it useful to both reflect back and look ahead. Fusion began its corporate life in the midst of a global pandemic, and I write now as Vladimir Putin’s unprovoked invasion of Ukraine has precipitated Europe’s largest war in the last 75 years. With all that going on, attempting to build Fusion into a global leader in the nascent green hydrogen business has kept the company’s management on its toes! While we couldn’t have anticipated what would await us in our sixteen months as a public company, we certainly shouldn’t have been completely surprised. As one of the all-time great financial historians and economists, Peter L. Bernstein, wrote in his seminal 2002 Bloomberg article, The 60/40 Solution:

“The constant lesson of history is the dominant role played by surprise. Just when we are most comfortable with an environment and come to believe we finally understand it, the ground shifts under our feet.”

Fusion Fuel has been forged in the fire of uncertainty, and it is my belief that we have emerged a stronger, more agile, and more effective company as a result.

Fusion Fuel accomplished a great deal in 2021, ranging from the installation and validation of our HEVO-Solar technology at our first ever commercial hydrogen farm in Evora, Portugal; the purchase and renovation of what will be the company’s flagship production facility in Benavente, Portugal; the signing of the first sale contract of our HEVO-Solar technology to Exolum in Spain as part of the installation of a hydrogen refueling station; the award of multiple grants from the Portuguese government, including two to support third-party hydrogen production facilities that will use our HEVO-Solar technology and one that will support our own HEVO-Sul hydrogen farm; and the expansion of Fusion’s global footprint to Australia and the Americas—two geographies that are extremely well-suited for the use of our solar-to-hydrogen solution to produce green hydrogen. Equally significant was Fusion’s success in attracting high level talent to broaden and deepen our skill set across key business functions including R&D, business development, EPC, and finance/administration; and in key geographies, as we hired experienced senior leaders in both Australia and the United States.

That is not to say the year went entirely according to plan—we did hit some bumps in the road. Many of these were unavoidable: a function of pandemic-induced supply chain issues or bureaucratic delays due to the novelty of green hydrogen production. We had hoped our new factory would be fully up and running by the beginning of 2022; instead, long lead times for equipment will push start-up back, with lines coming into production sequentially beginning in the back-half of 2022. For months we have been awaiting the receipt of the final license to commission our H2Evora hydrogen farm; however, as this is the first green hydrogen production facility of its kind in Iberia, there is no pre-existing licensing process so the timeline for approval has been an extended one. While perhaps there was nothing we could have done to counter some of these challenges, we shoulder the blame for our supply chain not being sufficiently robust to withstand pandemic-induced pressures. The good news is that mistakes are one of the best learning tools that we, as business leaders, have at our disposal. They sharpen our focus on what we need to do better, and that has certainly been the case with our supply chain. In the latter part of 2021, we undertook a major effort to qualify new suppliers for key inputs and we now enter 2022 with increased vendor redundancy and a far more resilient supply chain.

Looking ahead, the macro-environment for the green hydrogen sector, and in particular for Fusion’s grid-independent solution, could not be brighter. Combatting climate change has increasingly become a priority for governments, businesses, and consumers around the globe. The broad spike in energy prices impacting oil and refined products, natural gas and—in Europe—electricity has, with Russia’s invasion of Ukraine, turned into a full-blown energy crisis. With the Western world now looking to decrease and ultimately eliminate its dependence upon Russia for energy, renewables will play a more prominent role. Additionally, the volatility in energy prices has shined a spotlight on the correlation between natural gas prices and the cost to produce blue hydrogen. And this correlation indirectly holds true for any green hydrogen that uses electricity from the grid to power its centralized electrolyzer. However, this is not the case for Fusion Fuel. In contrast, our integrated, solar-to-hydrogen HEVO technology eliminates exposure to volatility in energy prices, providing users with true certainty of cost for their green hydrogen.

2022 will be another exciting year for Fusion. The ramp up of our state-of-the-art Benavente factory will significantly scale our manufacturing capacity and materially reduce our cost of production. As we have said previously, we expect capacity utilization of the facility to be closely tied to offtake, particularly in this transitional period of licensing delays. Later in the year we will introduce the next generation of HEVO, which will further reduce the levelized cost to produce green hydrogen. On the regulatory side, we are confident that the increasing familiarity with green hydrogen, and with our solution in particular, will lead to a licensing process which is quicker and more efficient. And we are optimistic that we will be successful with a number of the grant proposals that we have submitted to government programs designed to accelerate the adoption of green hydrogen. Finally, while we believe we have a unique proposition in the market, we have seen the powerful impact that finding the right strategic partners can have. Often the value created from these alliances is greater than the sum of their parts. We will continue to explore partnership opportunities that promise to strengthen our platform, accelerate our growth trajectory, and build long term shareholder value.

While it is still early days for the green hydrogen business, we believe Fusion Fuel Green is entering 2022 in a position of strength with clear line of sight to market leadership. We are already leading the way in Iberia, having since August 2021 been producing the first and only green hydrogen in the market at Evora (albeit at testing volumes as we await final regulatory approval to commence commercial operation). We expect to build on these early successes, capitalizing on our first mover advantage to establish ourselves among the leading players in this rapidly growing industry. As always, I want to express my gratitude to our shareholders for their support, and to the entire Fusion Fuel team for their dedication, drive, and tenacity.

Respectfully yours,

Jeffrey E. Schwarz

Chairman of the Board

Dear Shareholders,

2021 was an incredibly exciting year for Fusion Fuel, full of challenges but importantly full of critical steps to ensure that we can deliver on our goal to make cost competitive Green Hydrogen a reality. This was our first full year of operations as an independent and public company and a significant amount of time and effort went into building a robust organizational framework and team that will enable us to be a significant player in this growing industry.

More broadly, we continued to see strong progress in the development of the clean hydrogen industry across the globe, with even more countries putting a stake in the ground with ambitious commitments to green hydrogen production and further development of the standards and regulatory frameworks that will govern how technology can be deployed. In terms of financial support, 2021 saw several countries mobilise the first substantial financing support programs for clean hydrogen projects, which will only accelerate over the coming years. These funds will be critical to providing the nascent green hydrogen industry with the investment and momentum needed to advance hydrogen infrastructure development, innovate across the value chain, and to decarbonize the highly cost sensitive, hard to abate industries.

Pervasive volatility and surging commodity prices were the story in European natural gas and electricity markets last year, which has continued largely unabated into 2022. This has further underscored the importance of green hydrogen as an enabler of European energy independence, but more significantly for us, highlighted the unique value propositioned offered by our highly competitive grid-independent solar-to-hydrogen technology. Facing significant headwinds amidst the European energy crunch, we have seen a large number of market players accelerate their own transition to green hydrogen and express an interest in our solution thanks to its ability to provide certainty of cost.

We began the year focusing our commercial efforts on the legacy consumers of hydrogen—ammonia producers and oil refiners, as well as the emerging natural gas blending ambitions. However, as the year progressed, we experienced a marked increase in interest coming from some newer applications, in particular mobility and the development of a hydrogen refuelling infrastructure. The incredible opportunity and velocity of the hydrogen mobility and infrastructure market was not lost on us. On the heels of that momentum, we have taken a strategic step to be an early mover in this space by partnering with Exolum in Spain to create the first fully-integrated green hydrogen production and refuelling station. We continue to build on this first project and have already created a substantial pipeline of projects in the mobility space.

In fact, 2021 can be characterized as a year of “important firsts” for Fusion Fuel. The Exolum partnership being an example, but there are many more. Fusion Fuel´s demonstrator plant at Evora has been producing green hydrogen at small scale since August of 2021, which at the time was the first green hydrogen production in all of Iberia. We were also awarded, and were included as technology provider, for several grants for projects in both Portugal and Spain´s inaugural hydrogen and industrial grant programs totalling €17m, as well as having submitted applications for several other ongoing grant programs and commenced the development of Iberia´s first electrolyzer manufacturing plant in Benavente, Portugal.

Financials

We recorded a profit of €23.6m for 2021. Included in this profit were non-cash gains relating to fair value movements in warrants (€28.4m), the reversal of previously recorded share-based payment expenses of €1.4m and gains on foreign currency exchange transactions of €2.4m. We closed 2021 with a cash balance of €7.7m and €27.5m of short-term investments with daily liquidity. During the year, the net cash used by operating activities was €14.7m which related to acquiring materials to be used in the production of our HEVO-Solar technology, personnel costs, professional & consulting services as well as other operational costs. In addition, we spent €19.4m on investing activities which included costs incurred on our Benavente facility, our demonstrator plants at Evora, our HEVO-Sul project and the development of our HEVO technology.

Most of our financial results were driven by accounting treatments and non-cash items. We continue to incur significant operating costs as build the business and we expect this to continue as we position ourselves for rapid growth.

Technology & Production

2021 saw the installation of our first HEVO-Solar demonstrator plant, as well as significant development on our second, larger project. This exciting development was quickly topped by the fact that an independent review of the performance of the system has shown that we have been able to deliver between to 5-10% performance increase in the hydrogen output.

Like many companies across the globe, over the first 9 months of the year we experienced significant shortages and delays across a number of critical components for our technology, constraints driven by the supply chain challenges that pervaded the global economy. However, with significant effort from the procurement team, we have been able to diversify the number of qualified suppliers of our core components and secure superior pricing terms on many of them, which has enabled us to offset some of the raw material cost increases that we, and many others, have experienced. We believe our supply chain discipline and resilience leaves us well-positioned going into 2022 and should give us an advantage as we plan for 2023 and beyond.

Projects & Clients

The past year was a very exciting time to be part of our business development team. We saw the creation of several long-term, strategic projects and partnerships, such our Sines and HEVO Ammonia Morocco projects, as well as our partnerships with Exolum, CCC, Elecnor, CEEES in Spain, among others. These have established the foundation for one of the most expansive project portfolios in Southern Europe with over 10 projects in licensing and totalling over 2GW of projects in our pipeline.

As discussed, we have seen strong momentum behind mobility projects from both the public and private sectors, but we’ve also seen ever more industrial gas users committing to using green hydrogen to decarbonize their operations. We have experienced longer than expected timelines in the licensing process for our projects, primarily in European markets, but we are seeing positive movement from policymakers in fast-tracking strategic projects and making the permitting process less cumbersome for critical decarbonization solutions, in particular in Portugal.

We expect the ramp up in projects, grant programs as well as strategic partnerships to continue throughout 2022 as the industry prepares for one of the largest energy transition periods in the last few decades. With our existing portfolio and partnerships, and disruptive, market-leading technology, we expect to be in a strong position to capitalize on this opportunity and create significant value for our shareholders.

Our Team

We entered 2021 with a small core team and with fundamental support from various partners, including the outsourced production facility at MagP. In fact, in January of 2021 the Fusion Fuel team was a merry band of around 10 employees, mostly focused on R&D. Throughout the year we invested significantly in building out our human capital, so we are best positioned to capture the immense opportunity that is in front of us. As of end of April 2022 we currently have 93 members of the Fusion Fuel family – a team that brings with it significant experience in hydrogen and renewable project development, and electrochemical, industrial, and mechanical engineering, among other disciplines. Most importantly, however, we have put together a team that has the drive and determination to truly revolutionize and be a leader in the clean hydrogen industry.

As part of our commitment to building a world-class team, we added five senior members to our Executive Committee: André Antunes (Chief Production Officer), Mario Garma (Chief Engineering Officer), David Lovell (Head of Australia), Jason Baran (Co-President Americas) and Zachary Steele (Co-Head of Fusion Fuel and Co-President Americas).

A key part of building our organization was ensuring that each member of the team embodies our core values and operating principles, with a fierce desire to succeed and work collaboratively to create one of the leading green hydrogen companies in the world. We will continue to look for these qualities as we focus on strengthening our core business and expanding into other markets.

In 2021, we also awarded all Fusion Fuel employees with restricted stock units, both to ensure that their goals are fully aligned with those of our shareholders, as well as to recognize their contribution to our collective success and the reality that we will only go as far as our people will take us, that they are the key element that will unlock the enormous value potential in Fusion Fuel.

Priorities for 2022

Where 2021 was a year of firsts, 2022 will be a year of maturation. Our focus will be on converting the pipeline we have already developed into confirmed orders and ensuring that we secure the associated grant funding. In addition, we plan to complete the first phase of development at our Benavente production facility, which will ensure we have the core elements in place to deliver on our projects and the growth opportunities ahead.

Perhaps most importantly, we will continue to evolve our HEVO-Solar technology to sustain our competitive advantage and ensure that Fusion Fuel remains at the forefront of the competitive landscape for green hydrogen. But we are also excited to note that we have not stopped innovating. Broadening our product offering while still improving the performance and cost efficiency of our existing technology is at the heart of our R&D strategy and 2022 will be no exception. We hope to share more of these exciting developments later in the year.

Closing

We are excited to see the market moving so quickly and the industry taking shape with each month that passes. In an industry that is so dynamic and moving at such an unprecedented pace, our agility and creativity at tackling each new challenge gives us a lasting competitive advantage. These are traits that we continue to prioritize in the team members we bring on board, traits we are confident will help us maintain leadership in the markets in which we operate. We are confident the team we are building will enable us to execute on our technical and commercial objectives, which will contribute not only to the creation of sustainable value for our shareholders, but also to a more sustainable future for all. As we enter our second full year as a public company, we believe Fusion Fuel remains uniquely positioned to be a disruptive force in the industry, and we are grateful for your continued faith in our journey.

Your Executive Committee,

Frederico Figueira de Chaves	Zachary Steele
Co-Head of Fusion Fuel & Chief Financial Officer	Co-Head of Fusion Fuel & Co-President of Americas
André Antunes	David Lovell
Chief Production Officer	Head of Australasia
Jason Baran	Jaime Silva
Co-President of Americas	Chief Technology Officer
Mario Garma	João Teixeira Wahnon
Head Of EMEA	Chief of Business Development

2021 Highlights

•	MoU with CEEES to develop green hydrogen fueling infrastructure in Spain
•	Commenced the development of utility scale demonstrator at Evora
•	Entered a partnership with CCC to develop green hydrogen pilot plants in the Middle East
•	Obtained confirmation of HEVO-Solar Sines as one of four projects submitted by Portugal to Important Projects of Common European Interest (IPCEI) program
•	Purchased Benavente factory facility and commenced of renovation work
•	Entered into an EPC agreement with Exolum to deliver a turnkey 0.42 MW Green Hydrogen Plant and a Hydrogen Refueling Station
•	Received approval for €4.3m in POSEUR funding for Fusion Fuel´s HEVO-Sul project. €2.4m for PRIO Energy and €2.5m for KEME Energy were also approved, both of which will use Fusion Fuel technology in their projects
•	Announced the HEVO Ammonia Morocco Project at a ceremony in Rabat, to be co-developed with CCC, and with Vitol managing the offtake of the green hydrogen
•	Grupo ISQ conducted performance test of the HEVO-Solar at the Evora plant. The test successfully validated the operation of the system and showed 10+% improvement in performance compared to the previous generation

2022 Subsequent Events

(through March 2022)

•	Entered into a strategic collaboration agreement with Asesoria Energetica SA (“AESA”) to target the decarbonization of Spanish industry
•	Entered into agreement with HIVE Energy to develop 7,500 tons of green hydrogen production capacity in Spain
•	Secured grants of nearly €10m for the development of the Benavente production facility

Key Financials & Figures (€000’s)

KEY FINANCIALS & FIGURES (€000’S)	2021	2020
o/w share-based payment (non-cash) expenses[1]	841	(1,438)
o/w operating expenses[2]	(7,692)	(3,350)
OPERATING LOSS	(6,851)	(4,788)
o/w fair value movement – warrants[3]	28,354	(521)
o/w finance income, net	2,690	(675)
o/w listing expenses[4]	-	(177,146)
o/w share of loss of equity-accounted investees	(629)	-
PRE-TAX PROFIT (LOSS)	23,564	(183,130)
CASH & CASH EQUIVALENTS	7,681	58,007
SHORT-TERM INVESTMENTS	27,453	-

1 As part of the merger in December 2020, the Company agreed to a potential additional equity payment to certain former shareholders of Fusion Fuel who became employees of and service providers to the Company. As these awards are dependent on future service being provided to the Company, the Company considers them to be service awards under IFRS 2 and classifies both the expected share and warrant awards in equity with a corresponding compensation expense in the income statement. The shares and warrants expected to be awarded are estimated and measured at grant-date fair value and attributed to the income statement on a straight-line basis from the period from grant to expiration on June 30, 2022. Management considered the likelihood of achieving of each of the milestones and concluded that it is unlikely that they will be met before the expiration date. As a result, the full amount of the IFRS 2 charge relating to the 2020 Earn-Out has been reversed as no instruments are expected to be issued. See further details in the Financial Commentary in the 20-F section of this annual report. These are non-cash expenses.

2 These expenses are related with the operational activity by the Group. Our personnel costs increased in 2021 due to our inflated headcount and the level of senior hires as compared to 2020. In addition, we saw increases to professional & consulting fees and IFRS 16 related lease costs.

3 Derivatives are initially recognized at their fair value on the date the derivative contract and transaction costs are expensed to profit or loss. Warrants are subsequently re-measured at fair value at each reporting date with changes in fair value recognized in profit or loss. The fair value of the warrants is determined with reference to the prevailing market price on NASDAQ under the ticker HTOOW. Warrants were only exercised during Q1 2021. These fair value movements represent non-cash items.

4 In accordance with IFRS 2, the merger that took place during 2020 was not considered a business combination, but rather as the equivalent of Fusion Fuel issuing shares for the net assets of HL Acquisitions, accompanied by a recapitalization. Because HL Acquisitions was not considered a business, its net assets, mostly cash, were recorded at historical cost with no goodwill or other intangible assets recognized, while the shares issued by the Company to acquire HL Acquisitions were recorded at the fair value of the equity instruments issued. Operations prior to the business combination are those of Fusion Fuel Portugal. The fair value of the Fusion Fuel equity instruments issued to acquire HL Acquisitions was calculated by reference to the market value of the HL equity as of the date of the HL shareholder vote on December 4, 2020. As per IFRS 2, the excess of the value of the equity instruments issued over the net assets of HL Acquisitions (incl. the PIPE) of €177m did not qualify as an intangible asset and was the cost of listing Fusion Fuel’s shares and was reflected as Listing expenses on Fusion Fuel’s income statement. A detailed breakdown of the listing expenses can be found in the Financial Commentary in the 20-F section of this annual report.

SHARES, WARRANTS AND RSUs AT PERIOD END	2021	2020
ORDINARY SHARES
Class A	10,988,723	9,929,217
Class B	2,125,000	2,125,000
TOTAL SHARES OUTSTANDING	13,123,723	12,054,217
WARRANTS OUTSTANDING	8,869,633	9,929,139
RSUs OUTSTANDING[1]	42,896	-

1 On August 5, 2021, the Company’s Board of Directors adopted and approved the 2021 Equity Incentive Plan (the 2021 Plan), which authorized the Company to grant up to 1,000,000 ordinary shares in the form of incentive share options, non-qualified share options, share appreciation rights, restricted awards, performance share awards, cash awards and other share awards. The purpose of the 2021 Plan is to provide the Company with the flexibility to issue share-based awards as part of an overall compensation package to attract and retain qualified personnel. The Company granted 57,896 RSU’s to employees, directors and consultants during the year ended December 31, 2021. The Company considers the RSUs to be service awards under IFRS 2 and classifies the expected share awards in equity with a corresponding compensation expense in the income statement. The fair value of the RSUs is determined on the date of grant based on the market price of the Company’s ordinary shares on that date. The fair value of RSUs is expensed rateably over the vesting period, which is generally three years for employees and consultants. The RSUs granted to directors during the year had no vesting period so vested in full on the grant date. This is a non-cash expense.